

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

<u>Via U.S. Mail and Facsimile to</u>
Mr. Roy C. Smith
Chief Executive Officer
Garner Investments, Inc.
P.O. Box 3412,
Casper, Wyoming, 82602

Dear Mr. Smith:

　　We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Ethan Horowitz

　　　　　　　　　　Ethan Horowitz
　　　　　　　　　　Branch Chief